11021938

UNITE[illegible]
SECURITIES AND EX[illegible]
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2011
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 49885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CME BD Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____
(No. and Street)

____
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

____
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/27

AB 4/27

CME Group

A CME/Chicago Board of Trade/NYMEX Company

Timothy Elliott
Director and Associate General Counsel
Legal Department

March 2, 2011

VIA COURIER

SEC Mail Processing Section

MAR 03 2011

Washington, DC
110

U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: CME BD Services, Inc. – 049885: SIPC Supplemental Report

To whom it may concern:

Attached please find a copy of the SIPC supplemental report for CME B.D. Services, Inc. ("CMEBD") (f.k.a. Dow Jones B.D. Services, Inc.) as required by Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 ("Exchange Act"). Please note that the SIPC supplemental report reflects the fact that CMEBD paid the minimum SIPC assessment of US $150.00 for 2010 and that, as described below and indicated on CMEBD's filed Form SIPC-7 (as amended, a copy is attached), CMEBD deducts all of its revenue pursuant to line item 2c(8) of those Forms.

CMEBD is a wholly-owned subsidiary of CME Group Index Services LLC ("CME Index"), and formerly was a wholly-owned subsidiary of Dow Jones & Company, Inc. ("Dow Jones"). CMEBD was formed and continues to operate for the sole purpose of collecting fees from licensing indexes, such as the Dow Jones Industrial Average, and their related trademarks and service marks. These indexes are licensed to securities and commodities exchanges and other financial institutions to use in developing index-related investment products. The licensing agreements entered into by Dow Jones and assumed by CME Index may require payment of license fees based on assets under management or that otherwise may constitute transaction-based compensation.

CMEBD's business has always been and continues to be limited to collecting licensing fees and accordingly was limited to collecting licensing fees during the calendar year of 2010. CMEBD does not perform any functions typically performed by broker-dealers. For example, CMEBD does not: have any customers or carry any customer accounts; handle, review, take custody, or safekeep money or securities; engage in any proprietary trading (i.e., trading for its own account); act as an underwriter, market maker, or dealer in any security; provide any investment advice or recommendations; execute securities trades; or extend credit to others for the purchase of securities.

Pursuant to its membership agreement with the Financial Industry Regulatory Authority ("FINRA"), CMEBD must limit its business to collecting transaction-based fees in connection with licensing indexes to securities and commodities exchanges, banks, broker-dealers, insurance companies, and other entities for various products, and the use by such entities of the attendant trademarks and service marks in connection with the marketing and sale of such products by those entities. Because the revenue earned by CMEBD is related solely to index licensing and not to sales of securities or other, traditional securities activities, we believe this revenue is properly deducted pursuant to line item 2c(8) of Form SIPC-7, and the attached SIPC supplemental report reflects this determination.

20 South Wacker Drive Chicago, Illinois 60606 T 312 466 7478 C 312 930 3323 tim.elliott@cmegroup.com cmegroup.com

We also believe that this position is consistent with the purpose of the Securities Investor Protection Act ("SIPA"), which is to protect a broker-dealer's customers should that broker-dealer encounter financial difficulty. Because CMEBD does not engage in securities transactions or hold customer funds or securities, or, in fact, have any customers, it does not pose the risks against which SIPA was enacted to protect.

Please contact me if you have any questions at 312.466.7478.

Best Regards,

Timothy R. Elliott

Encls.

cc:
George S. Canellos
Regional Director
New York Regional Office
3 World Financial Center, Suite 4-300
New York, NY 10281-1022

Herani Dansamo
FINRA Financial Operations Department
9509 Key West Avenue
5th Floor
Rockville, MD 20850

Ms. Linda McKenzie Siemers
Member Assessments
Securities Investor Protection Corporation
805 Fifteenth Street, NW, Suite 800
Washington, DC 2005

AMENDED FILING

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
MAR 03 2011
Washington, DC
110

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049885 FINRA DEC
CME BD SERVICES INC 13*13
4300 N. ROUTE 1
ATTN: DEBORAH TORRISI REVESZ
SOUTH BRUNSWICK, NJ 08852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy R. Elliott (312) 466-7478

2. A.	General Assessment (item 2e from page 2)	$ 150.00
B.	Less payment made with SIPC-6 filed (exclude interest)	(00.00)
	Date Paid	
C.	Less prior overpayment applied	(00.00)
D.	Assessment balance due or (overpayment)	00.00
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	00.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 150.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 00.00
H.	Overpayment carried forward	$(00.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CME BD Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 1 day of March, 2010.

Director and Associate General Counsel
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,524,856.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) [illegible]	
	21,524,856.00
[illegible]	$ Ø
[illegible]	Ø
	Ø
	[illegible]

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of CME BD Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of CME BD Services, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from July 1, 2010 to December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. There were no findings.

2. Compared the amounts derived from the FOCUS reports, as adjusted in the financial statements, for the fiscal period from July 1, 2010 to December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from July 1, 2010 to December 31, 2010. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period July 1, 2010 to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
March 1, 2011